CANALASKA URANIUM LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 OCTOBER 2006 and 2005

These financial statements have NOT been reviewed by the Company’s auditor

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 31 October
Canadian Funds

ASSETS	October 31, 2006	April 30, 2006
Current
Cash and cash equivalents	$1,060,504	$4,148,887
Accounts and advances receivable	404,350	742,480
Short-term investments (Note 3)	526,583	384,753
Prepaid expenses	3,791	18,191
	1,995,228	5,294,311
Restricted Cash - Flow-Through (Note 7b)	3,079,723	2,599,384
Mineral Bonds	116,802	116,802
Long-Term Investments (Note 4)	1	1
Mineral Property Costs - Schedule (Note 5)	16,044,001	10,706,505
Property and Equipment (Note 6)	279,054	105,099
	$21,514,809	$18,822,102

LIABILITIES
Current
Accounts payable and accrued liabilities	$82,601	$275,281
Due to related parties (Note 8(ii))	10,500	3,000
	93,101	278,281
Commitments (Note 10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2
Authorized:
Unlimited common shares without par value
Issued and fully paid:
85,707,129 (2006 - 77,127,238) shares outstanding	40,203,766	36,560,885
Contributed Surplus - Statement 2	1,504,966	1,243,489
Deficit - Statement 2	(20,287,024)	(19,260,553)
	21,421,708	18,543,821
	$21,514,809	$18,822,102

ON BEHALF OF THE BOARD:

     “Harry Barr”                                  , Director

      “Bernard Barlin”                           , Director

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Balance - 30 April 2003	14,675,117	$18,706,926	$-	$(16,307,695)	$2,399,231
Issuance of shares for:
- Private placements	11,118,944	2,401,630	-	-	2,401,630
- Properties	350,000	122,000	-	-	122,000
- Exercise of warrants	738,333	102,417	-	-	102,417
- Exercise of options	40,000	6,000	-	-	6,000
- Finders’ fees	392,045	-	-	-	-
Share issuance costs	-	(32,106)	-	-	(32,106)
Stock-based compensation	-	-	157,000	-	157,000
Loss for the year	-	-	-	(712,481)	(712,481)
Balance - 30 April 2004	27,314,439	21,306,867	157,000	(17,020,176)	4,443,691
Issuance of shares for:
- Private placements	11,050,000	3,690,000	-	-	3,690,000
- Properties	170,000	66,500	-	-	66,500
- Exercise of warrants	4,110,000	594,505	-	-	594,505
- Exercise of options	287,000	66,050	-	-	66,050
- Finders’ fees	170,660	-	-	-	-
Share issuance costs	-	(105,791)	-	-	(105,791)
Stock-based compensation	-	-	665,459	-	665,459
Income tax impact of flow-through shares (Note 7b)	-	(534,300)	-	-	(534,300)
Loss for the year	-	-	-	(1,912,218)	(1,912,218)
Balance – 30 April 2005	43,102,099	25,083,831	822,459	(18,932,394)	6,973,896
Issuance of shares for:
- Private placements	28,998,665	11,991,235	-	-	11,991,235
- Properties	160,000	62,500	-	-	62,500
- Exercise of warrants	3,982,425	1,259,641	-	-	1,259,641
- Exercise of options	884,049	256,867	-	-	256,867
Share issuance costs	-	(782,284)	125,721	-	(656,563)
Stock-based compensation	-	-	420,014	-	420,014
Fair value of options exercised	-	124,705	(124,705)	-	-
Income tax impact of flow-through shares (Note 7b)	-	(1,435,610)	-	-	(1,435,610)
Loss for the year	-	-	-	(328,159)	(328,159)
Balance – 30 April 2006	77,127,238	$36,560,885	$1,243,489	$(19,260,553)	$18,543,821
Issuance of shares for:
- Private placements	7,470,331	3,361,649	-	-	3,361,649
- Properties	-	-	-	-	-
- Exercise of warrants	822,338	160,982	-	-	160,982
- Exercise of options	65,000	20,250	-	-	20,250
Share issuance costs	222,222	100,000	-	(305,933)	(205,933)
Stock-based compensation	-	-	261,477	-	261,477
Fair value of options exercised	-	-	-	-	-
Loss for the year	-	-	-	(720,538)	(720,538)
Balance – 31 October 2006	85,707,129	$40,203,766	$1,504,966	$(20,287,024)	$21,421,708

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months Ended Oct. 31, 2006	3 Months Ended Oct. 31, 2005	6 Months Ended Oct. 31, 2006	6 Months Ended Oct. 31, 2005
General and Administrative Expenses
Stock-based compensation expense	$134,432	$55,540	$261,477	$126,905
Consulting fees	54,748	74,802	96,941	139,059
Management fees	26,802	25,903	53,178	51,023
Director fees	4,500	4,500	9,000	9,000
Accounting and audit	8,000	13,845	14,600	20,045
Insurance, licenses and filing	68,396	62,634	91,781	72,113
Rent	10,004	13,339	20,007	23,342
Shareholder relations	58,691	103,661	119,399	141,900
Wages, commissions and benefits	18,357	18,558	37,015	37,500
Office and miscellaneous	22,507	23,263	44,755	33,796
Travel, food and lodging	26,784	35,233	55,907	58,156
Bank charges and interest	1,862	1,076	3,116	2,200
Legal fees	1,946	10,187	5,597	15,760
	437,029	442,541	812,773	730,799
Other Income (Expense)
Mineral property costs written off	-	-	-	-
Write-down of short-term investments (Note 3)	-	-	-	-
Foreign exchange, net	-	-	-	-
(Gain) loss on sale of property, plant and equipment	-	-	-	-
Interest and other income	(48,436)	(8,679)	(65,928)	(22,212)
(Gain) loss on sale of short-term investments	-	-	(9,694)	-
Project management fees	(14,945)	-	(16,613)	-
	(63,381)	(8,679)	(92,235)	(22,212)

Loss for the Period	$(373,648	$(433,862)	$(720,538)	$(708,587)

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	3 Months Ended Oct. 31, 2006	3 Months Ended Oct. 31, 2005	6 Months Ended Oct. 31, 2006	6 Months Ended Oct. 31, 2005
Operating Activities
Loss for the period	$(373,648)	$(433,862)	$(720,538)	$(708,587)
Items not affecting cash
Loss (gain) on sale of short-term investments	-	-	(9,694)	-
Write-down of short-term investments	-	-	-	-
Mineral property costs written off	-	-	-	-
Amortization	-	-	-	-
Loss (Gain) on sale of property, plant and equipment	-	-	-	-
Stock-based compensation expense (Note 7(d)(ii))	134,432	55,540	261,477	126,905
Option payment received on properties written off	-	-	-	-
Future income tax recovery (Note 7(b))	-	-	-	-
	(239,216)	(378,322)	(468,755)	(581,682)
Changes in non-cash working capital	92,489	(44,746)	279,370	(106,174)
	(146,727)	(423,068)	(189,385)	(687,856)
Investing Activities
Purchase of mineral bonds	-	535	-	(10,465)
Proceeds from (purchase of) short-term investments, net	-	(10,000)	20,294	(10,000)
Mineral property expenditures	(3,247,771)	(2,322,999)	(5,715,357)	(3,468,166)
Recovery of mineral property expenditures	15,028	-	175,411
Option payments received	13,000	10,000	38,000	10,000
Purchase of property, plant and equipment	(72,151)	(5,912)	(173,955)	(5,912)
	(3,291,894)	(2,328,376)	(5,655,607)	(3,484,543)
Financing Activities

Shares issued for cash (net of costs)	3,196,470	2,980,933	3,236,948	3,807,542

Net Increase (Decrease) in Cash and Cash Equivalents	(242,151)	229,489	(2,608,044)	(364,857)
Cash and cash equivalents - Beginning of period	4,382,378	2,341,076	6,748,271	2,935,422
Cash and Cash Equivalents - End of Period	$4,140,227	$2,570,565	$4,140,227	$2,570,565
Cash consists of:
Cash	1,060,504	229,489	1,060,504	2,413,690
Restricted cash – flow-through	3,079,723	2,341,076	3,079,723	156,875
	$4,140,227	$2,570,565	$4,140,227	$2,570,565

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$-	$-	$-	$-
Shares issued for finders’ fees	$100,000	$-	$100,000	$-
Shares received for mineral properties	$16,600	$-	$110,200	$-
Stock-based compensation	$134,432	$55,540	$261,477	$126,905

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six Months Ended 31 October 2006
	Acquisition Costs	Exploration Costs	Total	April 30, 2006 Total
Alaska Properties
Option payments received	$-	$-	$-	$-
Share payment received	-	-	-	-
Consulting	-	751	751	-
Mineral property fees	-	1,695	1,695	10,768
	-	2,446	2,446	10,768

British Columbia Properties
Zeballos
General exploration costs	-	-	-	513
Mineral taxes	-	421	421	421
	-	421	421	934
Treasure Chest
General exploration costs	-	-	-	2,623
Consulting	-	-	-	16,630
Assays	-	-	-	1,554
	-	-	-	20,807

Ontario Properties
Elliot Lake
Option payment – cash received	(13,000)	-	(13,000)	-
Option payment – shares received	(13,200)	-	(13,200)	-
General exploration costs	-	386	386	7,116
Consulting	-	2,075	2,075	18,847
	(26,200)	2,461	(23,739)	25,963

Quebec Properties
Glitter Lake
Option payment – cash received	-	-	-	(20,000)
Option payment – shares received	-	(27,600)	(27,600)	-
	-	(27,600)	(27,600)	(20,000)

Balances Carried Forward	$(26,200)	$(22,272)	$(48,472)	$38,472

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)			Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs
Canadian Funds
	Six Months Ended 31 October 2006
	Acquisition Costs	Exploration Costs	Total	April 30, 2006 Total
Balances Brought Forward	$(26,200)	$(22,272)	$(48,472)	$38,472

Saskatchewan Properties

Staking	5,781	-	5,781	282,585
Drilling	-	505,912	505,912	859,322
General exploration costs	-	1,414,727	1,414,727	1,861,890
Consulting	-	378,921	378,921	756,885
Geophysics	-	750,457	750,457	1,710,255
Wages	-	217,575	217,575	426,431
Assays	-	83,491	83,491	115,270
Saskatchewan exploration credit	-	-	-	(54,315)
	5,781	3,351,083	3,356,864	5,958,323
Waterbury, Saskatchewan Property

Option payment – cash received	(25,000)	-	(25,000)	(25,000)
Option payment – shares received	(53,000)	-	(53,000)	(53,000)
Assays	-	5,464	5,464	-
Drilling	-	18,105	18,105	203,806
General exploration costs	-	20,767	20,767	146,903
Consulting	-	5,330	5,330	32,078
Geophysics	-	15,154	15,154	335,314
Wages	-	-	-	22,504
NorthWestern advances	-	(75,411)	(75,411)	(743,901)
	(78,000)	(10,591)	(88,591)	(81,296)

Key Lake, Saskatchewan Property

Option payment – cash received	-	-	-	(25,000)
Option payment – shares received	(13,000)	-	(13,000)	-
Consulting	-	990	990	1,475
Geophysics	-	12,657	12,657	138,400
NorthWestern advances	-	-	-	(138,400)
	(13,000)	13,647	647	(23,525)
Cree West, Saskatchewan Property

Option payment – cash received	-	-	-	(25,000)
Option payment – shares received	(31,000)	-	(31,000)	-
Consulting	-	7,605	7,605	2,360
Geophysics	-	43,390	43,390	35,620
International Arimex advances	-	(100,000)	(100,000)	(35,620)
	(31,000)	(49,005)	(80,005)	(22,640)
Alberta Properties

General exploration costs	-	106,836	106,836	64,685
Consulting	-	77,294	77,294	49,960
Geophysics	-	201,617	201,617	766,044
Wages	-	7,695	7,695
	-	393,442	393,442	880,689
Balances Carried Forward	$(142,419)	$3,676,304	$3,533,885	$6,750,023

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six Months Ended 31 October 2006
	Acquisition Costs	Exploration Costs	Total	April 30, 2006 Total
Balances Brought Forward	$(142,419	$3,676,304	$3,533,885	$6,750,023

Manitoba Properties
Assays	-	18,779	18,779	-
Engineering and consulting	-	208,710	208,710	-
Geophysics	-	279,981	279,981	-
Wages	-	338,225	338,225	-
General exploration costs	-	961,750	961,750	-
	-	1,807,445	1,807,445	-

Labrador Properties
Option payment – cash received	-	(12,500)	(12,500)	-
Option payment – shares received	-	(14,625)	(14,625)	-
General exploration costs	-	-	-	159
Mineral property fees	-	-	-	1,440
	-	(27,125)	(27,125)	1,599

New Zealand Properties
Treasury shares – option payments	-	-	-	62,500
Engineering and consulting	-	-	-	106,542
General exploration costs	-	5,735	5,735	120,083
	-	5,735	5,735	289,125

Rise & Shine, New Zealand Properties
Engineering and consulting	-	6,810	6,810	126,684
General exploration costs	-	-	-	41,930
Geophysics	-	10,746	10,746	24,272
Drilling	-	-	-	187,135
	-	17,556	17,556	380,021

General Exploration	-	-	-	1,916

Costs for the Year	(169,544)	5,507,040	5,337,496	7,422,684
Balance - Beginning of year	1,147,265	9,559,240	10,706,505	3,463,220
Mineral property costs written off	-	-	-	(179,399)

Balance – End of Year	$977,721	$15,066,280	$16,044,001	$10,706,505

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA and Golden Fern Resources Limited (a New Zealand company).  These subsidiaries have been accounted for using the purchase method.

b)

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The Company places its cash with institutions of high credit worthiness.

c)

Investments

Investments are recorded at the lower of cost or market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received for the sale of resource properties, for option payments and for exploration advances are treated as reductions of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

f)

Property, Equipment and Amortization

Property and equipment are carried at cost less accumulated depreciation.  The Company provides for depreciation on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

h)

Share Capital

i)

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option and warrant enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

l)

Flow-through Shares

The Company follows EIC-146, relating to the flow-though shares, effective for all flow-through share agreements dated after 19 March 2004.  Under the terms of Canadian flow-though share legislation, the tax attributes of qualifying expenditures are renounced to subscribers.  To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced.  This future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

n)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, short-term investments, restricted cash - flow-through, accounts payable and due to a director.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

3.

Short-term Investments

Details are as follows:

	October 31, 2006		April 30, 2006
	Book Value	Market Value	Book Value
Pacific North West Capital Corp. ("PFN") 1,091,800 shares	$280,279	$338,458	$252,679
Freegold Ventures Limited ("ITF") 343,007 shares	44,591	159,498	44,591
El Nino Ventures Inc (“ELN”) 260,131 shares	31,216	119,660	31,216
Other short-term investments	170,497	170,497	56,267
	$526,583	$788,113	$384,753

These investments have been accounted for using the lower of cost and market valuation method.   PFN, ITF and ELN are companies with certain directors in common with the Company.  The maximum percentage owned of PFN, ITF or ELN by the Company at any time during the year was less than 10%.

4.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the Company invested $546,658 representing a 40% interest in WebDispatchers, a British Columbia private company involved in software development.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs

Details are as follows:

	Acquisition Costs	Exploration Costs	Exploration Advances	October 31 2006 Total	April 30 2006 Total
Alaska Properties	$111,228	$1,249,897	$-	$1,361,125	$1,358,679
British Columbia Properties
Quesnel Canyon	1	-	-	1	1
Zeballos	4,661	58,721	-	63,382	62,961
Ontario Properties
Elliot lake	-	22,602	-	22,602	46,341
Quebec Properties			-
Glitter Lake	-	36,490	-	36,490	64,090
Saskatchewan Properties	756,767	8,869,781	-	9,626,548	7,286,934
Waterbury agreement, Sask.	(126,000)	808,425	(819,312)	(136,887)	(51,296)
Key Lake agreement, Sask.	(14,000)	153,522	(138,400)	1,122	475
Cree West agreement, Sask.	(47,000)	88,975	(135,620)	(93,645)	17,360
Alberta Properties	10,625	1,274,897	-	1,285,522	892,080
Manitoba Properties	-	2,856,548	-	2,856,548	3,853
Newfoundland and Labrador Properties	-	23,994	-	23,994	51,119
New Zealand Properties	272,600	325,583	-	598,183	592,448
Rise & Shine, New Zealand Property	-	399,016	-	399,016	381,460
	$968,882	$16,168,451	$(1,093,332)	$16,044,001	$10,706,505

a)

Alaska Properties

The Company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The Company has a 100% interest in eleven lode mining claims acquired by staking.

By agreement dated 28 August 2003 the Company granted ITF, a company with certain directors and officers in common, the right to earn up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.

ITF terminated this agreement on 23 December 2004.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the Company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the Company, at its option, must pay US$28,500 and incur US$250,000 (approximately US$50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the Company.

Subsequent to the year end 30 April 2006, the Company terminated the agreement; accordingly, the associated acquisition and deferred exploration costs were written-off in the previous year.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

b)

British Columbia Properties

i)

Quesnel Canyon

The Company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management wrote down the costs on this property to $1 in a prior year.

ii)

Zeballos

Pursuant to an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in 22 Crown-granted and 11 reverted Crown-granted mineral claims in the Alberni Mining Division of British Columbia by expending in excess of $500,000 on the properties.  Due to market conditions at that time and lack of exploration undertaken on the property, management wrote off the costs on the property in a prior year.  The Company acquired a 100% interest in the property on 10 December 2002, and in December 2003, an exploration program was undertaken.  The Company has allowed the reverted crown grants to lapse, but still maintains the 22 crown granted claims by making yearly tax payments.

iii)

Treasure Chest

The Company acquired a 100% interest in certain mineral claims located in central B.C. through staking.

During the previous year, the Company allowed the property to lapse.  Accordingly, the associated acquisition and deferred exploration expenditures were written-off.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

c)

Ontario Properties

i)

Elliot Lake Property

During the previous year, the Company completed the staking of 12 mineral claims (2,320 acres) in the Elliot Lake area of Ontario for Uranium related prospects.  The Company has carried out compilation work on the project.

By agreement dated 10 October 2006, the Company granted Pele Mountain Resources Inc. (“Pele”) the right to earn a 100% interest in the Elliot Lake property.

To earn a 100% interest in the property, Pele, at its option, must pay $13,000 cash (received) and issue 60,000 shares.

The Company shall retain a 1.75% NSR with Pele having the right to purchase 1% of this royalty for $1,000,000.

d)

Quebec Properties

i)

Glitter Lake

The Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

The property is subject to a 1.5% NSR.

By agreement dated 15 August 2003, and amended on 30 April 2005 and amended on 30 April 2006, the Company granted Pacific North West Capital Corp. (“PFN”) a company with directors in common, the right to earn a 70% interest in the Glitter Lake property.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

d)

Quebec Properties - Continued

ii)

Glitter Lake  - Continued

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
On or before 4 June 2004	(received)	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 15 August 2005	(received)	20,000	-	-
On or before 28 May 2006	(received)	-	20,000	-
On or before 15 April 2007		-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

e)

Newfoundland and Labrador Properties

The Company acquired by staking, 244 claims located in the Voisey Bay area of Newfoundland.  Expenditures of $201,186 must be made by 22 December 2007.

i)

VBE – 1 (787M) and VBE – 2 (785M)

The Company has a 50% interest in mineral licences 787M and 785M.  Licence 787M consists of 72 claims and licence 785M consists of 60 claims. Licence 785M is located approximately 10 km to the south of the Voiseys’s Bay deposit. Columbia Yukon Resources Ltd. (“CYR”) has a 50% interest in these claims.

By agreement dated 6 September 2006, the Company  and CYR granted Celtic Minerals Ltd. (“Celtic”) and Merrex Gold Inc. (“Merrex”) the right to earn a 100% interest in the VBE – 2 property.

To earn a 100% interest in the property, Celtic and Merrex, at its option, must issue shares, make payments and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
Upon execution of agreement	$12,500	25,000	$-
On or before 6 September 2007	25,000	25,000	100,000
On or before 6 September 2008	37,500	25,000	250,000
On or before 6 September 2009	50,000	25,000	500,000
On or before 6 September 2010		25,000	750,000

Total	$250,000	250,000	$1,600,000

The Company shall retain a 2% NSR with the Optionees having the right to purchase half of this royalty for $2,000,000.

ii)

Konrad (972M)

Mineral licence 972M consists of 112 claims and is 50% owned by the Company.  On December 5, 1997 the Company entered into an option agreement with Pacific North West Capital Corp. (“PFN”) whereby PFN could earn up to an 80% interest in each of the properties by issuing shares of its capital stock to the Company, completing specified exploration expenditure on the properties and bringing an operation to the commercial production stage.  PFN has vested with a 50% interest in the property.

Mineral licence 972M is in good standing until February 9, 2006. Due to market conditions and lack of exploration undertaken, Management wrote off the costs of this property during the fiscal year ended April 30, 2001; however, because of increased exploration activity in the area, the Company commenced a new airborne survey on the property in late 2004, and this work was filed to maintain the claims beyond until February 2007.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties

The Company acquired a 100% interest in over 2,000,000 acres through staking. In 2006, the Company expects to carry out considerable exploration on the various projects.

i)

Alberta Project, Alberta

This  project comprises 16 contiguous permits totaling 318,413 acres covering most of the Alberta section of Lake Athabasca.

ii)

Arnold Project, Saskatchewan

This project is contiguous block of 5 minerals claims totaling 59,984 acres located 30 km west of the producing McArthur River mine.

iii)

Cree East Project, Saskatchewan

This project is comprised of 8 contiguous mineral claims totaling 73,868 acres located  35 km west of the formerly producing Key Lake mine.

iv)

Geikie Project, Saskatchewan

This project is comprised of a single claim of 31,764 acres and lies on the southeast rim of the Athabasca Basin some 42 km southwest of the McArthur River mine.

v)

Helmer Project, Saskatchewan

This contiguous block of 1 permit and 10 mineral claims totaling 130,137 acres lies in the north-central part of the Athabasca Basin within 3 and 25 kilometers of the north rim and 50 km southeast of Uranium City.

vi)

Hodgson Project, Saskatchewan

This project is comprised of 7 contiguous claims totaling 74,747 acres and lies between 23 and 57 km west of the Cigar Lake Mine.

vii)

Lake Athabasca Project, Saskatchewan

This  project comprises 20 contiguous mineral claims totaling 257,737 acres, chiefly on Lake Athabasca, southwest of Uranium City.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties - continued

viii)

McTavish Project, Saskatchewan

This property is a contiguous block of 9 mineral claims covering 94,557 acres, lying approximately 50 km southeast of the McArthur River mine and 40 km northwest of the Key Lake Mine.

ix)

Moon Project, Saskatchewan

This property is comprised of 3 mineral claims covering 11,819 acres lying in two separate blocks approximately midway between the McArthur River and Key Lake mines.

x)

Northeast Project, Saskatchewan-Manitoba

This property covering 490,142 acres straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake.

xi)

Camsell, Saskatchewan

This property covering 50,037 acres is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of lake Athabasca.

xii)

Poplar, Saskatchewan

This property covering 208,883 acres was recently staked by the company to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca properties

xiii)

Grease River, Saskatchewan

This property covering 169,044 acres is located outside of the Athabasca Basin sandstones, approximately 50 km north-west of the Helmer project, and north of the settlement of Fond Du Lac.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

g)

Waterbury Agreement, Saskatchewan Property

The Company acquired a 100% interest in 9 mineral claims (30,682 acres) through staking, known as the Waterbury property.

By agreement dated 9 November 2005, the Company optioned to Northwestern Mineral Ventures Inc. (“Northwestern”) up to 75% interest in the Waterbury property.

Northwestern may, at its option, earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(completed)	25,000	100,000	500,000
On or before 1 April 2007		50,000	100,000	750,000
On or before 1 April 2008		50,000	-	750,000

Total		$150,000	300,000	$2,000,000

Within 90 days of exercising its 50% option, Northwestern may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Northwestern has a vested 60% interest, at which time Northwestern may become the operator.

The Company will receive a 3% net smelter royalty.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

h)

Key Lake Agreement, Saskatchewan Property

The Company acquired a 100% interest in 5 mineral claims (14,821 acres) through staking, known as the Key Lake property.

By agreement dated 2 March 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Key Lake property.

Arimex may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(completed)	-	-	100,000
On or before 15 October 2006		25,000	-	-
On or before 31 January 2007		-	-	50,000
On or before 28 February 2007		50,000	100,000	-
On or before 31 May 2007		-	-	600,000
On or before 28 February 2008		50,000	100,000	-
On or before 31 May 2008		-	-	600,000
On or before 31 May 2009		-	-	650,000
		-	-	-
Total		$150,000	300,000	$2,000,000

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60% interest, at which time Arimex may become the operator.

The Company will receive a 3% net smelter royalty.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

i)

Cree West Agreement, Saskatchewan Property

The Company acquired a 100% interest in 4 mineral claims (31,777 acres) through staking, known as the Cree West property.

By agreement dated 24 April 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Cree West property.

Arimex may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	-	$-
On or before 1 May 2006	(completed)	-	200,000	100,000
On or before 1 November 2006		25,000	-	100,000
On or before 1 May 2007		50,000	200,000	400,000
On or before 1 May 2008		50,000	200,000	1,000,000
On or before 1 May 2009				2,000,000

Total		$150,000	600,000	$3,600,000

Within 90 days of excercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $4,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1,000,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60% interest, at which time Arimex may become the operator.

The Company will receive a 3% net smelter royalty.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

j)

West McArthur Agreement, Saskatchewan Property

The Company acquired a 100% interest in 9 mineral claims (88,516 acres) through staking, known as the West McArthur property.

By letter of intent dated 1 September 2006, the Company optioned to Mitsubishi Development Pty Ltd. (“Mitsubishi”) up to 60% interest in the West McArthur property.

Mitsubishi may, at its option earn a 60% interest in the property by making exploration expenditures as follows:

		Exploration Expenditures
On or before 31 October 2006		$2,500,000
On or before 31 October 2007		2,500,000
On or before 31 October 2008		2,500,000
On or before 31 October 2009		2,500,000

Total	$	$10,0000,000

Mitsubishi may exercise the 50% option by paying the Company a sum of $1,000,000 at any time before the end of the 30th day following the 50% option date.  After exercising its 50% option, Mitsubishi may elect to acquire an additional 10% interest on terms to be negotiated.  The Company will act as operator of the project until Mitsubishi has a vested 50% interest.

The Company and Mitsubishi have agreed to finalize the terms of the Option and Joint Venture in a binding agreement to be executed before December 15, 2006 and subject to final regulatory approval.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

5.

Mineral Property Costs - Continued

k)

New Zealand Properties

Cascade Projects

By agreement dated 28 November 2003, the Company may earn a 100% interest in the Cascade projects and 100% interest in a New Zealand company.  In order to complete the terms of the agreement, the Company must, at its option, make payments, and issue shares as follows:

Cascade Project A		Payments	Shares
Within 5 days of regulatory approval (paid/issued)	US$	20,000	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006 (issued)		-	75,000
	US$	20,000	300,000

Cascade Project B		Payments	Shares
Within 5 days of regulatory approval (issued)	US$	-	150,000
On or before 17 March 2005 (issued)		-	75,000
On or before 17 March 2006 (paid/issued)		10,000	75,000
On or before 17 March 2007		10,000	-
	US$	20,000	300,000

l)

Rise & Shine, New Zealand Property

By agreement dated 14 December 2004 and amended 21 July 2006 with OceanaGold, the Company may earn a 70% interest in the Rise and Shine project.  The terms of the agreement are for the Company to complete a minimum 1,000 metre drill program prior to 31 July 2005, and in subsequent years complete an additional $100,000 of field expenditures by 30 June 2006 (completed ) and a further $150,000 by 30 June 2007 for a cumulative total of $350,000.

By agreement dated 18 July 2006, the Company has now completed years 1 & 2 of the property option and has a credit of 50% of costs incurred after November 2005 for the year 3 $150,000 program to be completed by 14 December 2007.

Other Projects

In addition to the Cascade Projects, the Company has also been granted the following four prospecting permits: Granite Dome, Greymouth North, Reefton South and Mt. Mitchell and has commenced preliminary exploration activities on these properties.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

6.

Property and Equipment

Details are as follows:

	Cost	Accumulated Amortization	October 31, 2006 Net Book Value	April 30, 2006 Net Book Value
Office equipment	$230,964	$161,425	$69,539	$27,750
Mining equipment	443,072	233,557	209,515	77,349
	$674,036	$394,982	$279,054	$105,099

7.

Share Capital

a)

Private Placements

During the period, the Company issued 7,470,331 flow-through units at a price of $0.45 for gross proceeds of $3,361,649. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.56 per share. The agents received 222,222 shares and 155,555 common share purchase warrants exercisable for one year after the issue date at $0.56 per share.

During the previous year, the Company issued 3,000,000 flow-through shares at a price of $0.32 for gross proceeds of $960,000. The agent received $67,200.

During the previous year, the Company issued 3,125,000 flow-through units at a price of $0.40 for gross proceeds of $1,250,000. The agents received $87,500 and 218,750 compensation options (Note 7(d)(ii)).  Each compensation unit consists of one common share and one-half non-transferable common share purchase warrant exercisable for one year after the issue date at $0.45 per share.

During the previous year, the Company issued 5,000,000 flow-through shares at a price of $0.40 for gross proceeds of $2,000,000. The agents received $140,000 and 350,000 warrants exercisable at a price of $0.40.

During the previous year, the Company issued 4,893,000 flow-through shares at a price of $0.55 for gross proceeds of $2,691,150. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.65 per share.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

During the previous year, the Company issued 435,000 units at a price of $0.35 for gross proceeds of $152,250. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $10,658 and 30,450 compensation options (Note 7(d)(ii)). Each compensation option is convertible into one unit at a price of $0.35.  Each unit has the same terms as the issued units.

During the previous year, the Company issued 535,000 units at a price of $0.35 for gross proceeds of $187,250.  Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share.  The agent received $13,108 and 37,450 compensation options (Note 7(d)(ii)).  Each compensation option is convertible into one unit at a price of $0.35.  Each unit has the same terms as the issued units.

During the previous year, the Company issued 3,231,500 units at a price of $0.35 for gross proceeds of $1,131,025. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $23,345 and 8,350 warrants having the same terms as the issued warrants.

During the previous year, the Company issued 1,353,791 units at a price of $0.37 for gross proceeds of $500,903. Each unit consists of one common share and one share purchase warrant exercisable for one year after the issue date at $0.45 per share. The agents received $34,325 and 92,840 warrants exercisable at a price of $0.40.

During the previous year, the Company issued 7,425,374 units at a price of $0.42 for gross proceeds of $3,118,657. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.52 per share. The agents received $176,097 and 340,886 warrants having the same terms as the issued warrants.

The fair value of agents’ warrants of $66,459 was charged to share issue costs with a corresponding increase to contributed surplus.  The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	45.5% - 81.74%
Risk free interest rate	3.14% - 4.17%
Expected life	1 year

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance that have not been spent on qualifying CEE as at the balance sheet date.  To be eligible as flow-through, the issuer must incur eligible expenses by the end of the following year.  As at 31 October 2006, the balance of Restricted Cash – Flow – Through was $3,079,723 (30 April 2006 - $2,599,384).

During the year ended 30 April 2006, the Company renounced $4,210,000 (2005 - $1,526,600) of CEE to the 2005 flow-through shareholders.  The recovery of future income taxes of $1,435,610 (2005 – $534,300) represents the income tax effect of this renouncement.

c)

Exercise of Warrants and Options

i)

During the period, 822,338 warrants were exercised for gross proceeds of $160,982.

ii)

During the period, 65,000 options were exercised for gross proceeds of $20,250.

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

d)

Share Purchase Options - Continued

i)

A summary of the Company’s options at 31 October 2006 and the changes for the year are as follows:

Number outstanding 30 April 2006	Granted	Exercised	Expired / Cancelled	Number outstanding 31 October 2006	Exercise price per share	Expiry date

10,000	-	-	(10,000)	-	$0.50	7 August 2006
16,000	-	-	(16,000)	-	$0.50	28 August 2006
122,850	*	(122,325)	(525)	-	$0.35	31 August 2006
4,751	*	(4,751)	-	-	$0.35	22 September 2006
29,500	-	-	-	29,500	$0.50	15 May 2007
36,665	-	-	-	36,665	$0.50	24 November 2007
91,000	-	(40,000)	-	51,000	$0.35	10 February 2007
100,000	-	-	-	100,000	$0.10	26 May 2008
520,000	-	(25,000)	-	495,000	$0.25	10 September 2008
800,000	-	-	-	800,000	$0.10	25 June 2008
1,565,000	-	-	(30,000)	1,535,000	$0.40	5 November 2009
275,000	-	-	-	275,000	$0.45	29 November 2009
117,000	-	-	-	117,000	$0.50	23 February 2010
413,000	-	-	(20,000)	393,000	$0.58	7 March 2010
150,000	-	-	-	150,000	$0.32	1 May 2010
75,000	-	-	-	75,000	$0.35	13 July 2010
3,300,000	-	-	-	3,300,000	$0.45	14 October 2010
200,000	-	-	-	200,000	$0.42	14 February 2011
-	50,000	-	-	50,000	$0.50	21 July 2011
-	25,000	-	-	25,000	$0.50	8 August 2011
-	50,000	-	-	50,000	$0.50	22 August 2011
-	80,000	-	-	80,000	$0.50	4 October 2011
7,825,766	205,000	(192,076)	(76,525)	7,762,165

*

Agent compensation options exercisable into one unit at $0.35 per unit.  Each unit consists of one common share and one-half share purchase warrant exercisable for one year at a price of $0.45 per share.

ii)

Stock-Based Compensation

During the previous year, the Company granted options which includes agent compensation options, to purchase up to 3,861,650 shares of the Company at exercise prices between $0.35 to $0.45 per share.

The total fair value of the options granted was calculated to be $1,174,912 on the grant date.  Since the options were granted under a graded vesting schedule, $241,522 of the fair value has been recorded in the Company accounts during the year.  When combined with $178,492 from the previous year’s options granted, the total recorded in the Company accounts during the year is $420,014.  The offsetting entry is to contributed surplus.

In addition, the compensation options granted during the year vest immediately.  Consequently, the fair value of $59,262 has been recorded in the Company’s accounts as share issuance costs during the year.  The offsetting entry is to contributed surplus.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

7.

Share Capital - Continued

d)

Share Purchase Options - Continued

ii)

Stock-Based Compensation - Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	86.93%	104.79%
Risk free interest rate	3.66%	4.06%
Expected life of options	5 years	4 years

e)

Share Purchase Warrants

As at 31 October 2006, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date

442,840	$0.40	16 December 2006
1,338,791	$0.45	16 December 2006
1,407,500	$0.10	15 January 2007
3,687,690	$0.52	8 March 2007
340,886	$0.52	8 March 2007
2,446,500	$0.65	11 April 2007
890,000	$0.12	14 November 2007
3,735,166	$0.56	26 October 2007
155,555	$0.56	26 October 2007

14,444,928

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

8.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

i)

During the year, the Company paid:

2006
Consulting fees to a company controlled by the Corporate Secretary of the Company	$12,561
Management fees to a company controlled by the Chairman of the Company	$53,178
Rent to a company controlled by the Chairman of the Company	$20,007
Consulting fees to a company controlled by the President of the Company	$37,500
Accounting fees to a company controlled by the Chief Financial Officer of the Company	$14,600

ii)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $9,000 has been paid/accrued to directors.  At period end, $10,500 is owing to directors. This is due on demand and non-interest bearing.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

9.

Income Taxes

a)

The Company has accumulated non-capital losses for income tax purposes of approximately $4,649,000 that may be used to reduce future taxable income.  If not utilized, these losses will expire as follows:

Amount
2006	$524,000
2007	626,000
2008	417,000
2009	356,000
2010	343,000
2014	422,000
2015	979,000
2016	982,000
$4,649,000

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

Statutory tax rate	34.12%
Unamortized share issue costs	$205,000
Non-capital losses	1,586,000
Equipment – accounting versus tax costs difference	166,000
Exploration and development expenditures	(1,300,000)
657,000
Less: valuation allowance	(657,000)
$-

b)

The Company has incurred approximately $6,900,000 of resource related expenditures that may be carried forward indefinitely and used to reduce taxable income in future years.

The potential future tax benefits of these expenditures and non-capital losses have not been recognized in the accounts of the Company due to uncertainty surrounding realization of such benefits.

10.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by the Chairman.  Compensation due under the agreement is currently $8,508 per month plus benefits.  The Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three-year periods with mutual consent.  The current three-year agreement expires in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2006 and 2005
Canadian Funds

10.

Commitments - Continued

b)

By an agreement dated 1 July 2005, the Company entered into a five-year lease for premises with a company controlled by the Chairman.  Minimum basic rent is as follows:

Amount
2007	$25,272
2008	25,272
2009	25,272
2010	25,272
2011 (expiry in June 2010)	4,212
Total	$105,300

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

c)

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the President for consulting fees, totalling $75,000 annually.  In addition, the consultant will receive 1,000,000 stock options to exercise at $0.10 per share.  The options vest every three months over a two-year period.

11.

Subsequent events

a)

Subsequent to the period-end, the Company closed a non-brokered private placement of  4,000,000 units at a purchase price of $0.52 per  unit, for gross proceeds of CDN $2,080,000.

Each unit will consist of one common share and one common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.67 for a period of 24 months from closing.

The Company paid an aggregate of $35,150 and issued 19,519 warrants as a finder’s fee.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of twenty-four months from the date of closing at a price of $0.67 per share.